SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2006

SkyePharma PLC

(Translation of registrant's name into English)

SkyePharma PLC, 105 Piccadilly, London W1J 7NJ England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

For Immediate Release                                               21 June 2006

                      SkyePharma Business Review Day 2006

LONDON, UK, 21 June 2006 -- SkyePharma PLC (Nasdaq: SKYE; LSE: SKP) announces today that it is holding a Business Review meeting. This meeting (which is being webcast on SkyePharma's website live at 09.30 a.m. (BST) www.skyepharma.com) is taking place at the offices of Buchanan Communications (45 Moorfields London
EC2).

Frank Condella, SkyePharma's Chief Executive, said: "I welcome the opportunity to review our expanding portfolio of marketed products, our near-term and early-stage pipeline of products that we have developed for subsequent out-licensing and also our family of delivery technologies. With our Injectables business unit scheduled for divestment, this will provide an excellent opportunity for investors to learn more about our core business of oral and inhalation products."

Frank Condella is providing the Introduction on SkyePharma's strategy. As previously announced, SkyePharma has decided to concentrate on oral and inhalation products and to divest its injectable business interests. The proposed divestment is expected not only to release cash but also to relieve the
Company of a significant cash burn and future capital expenditure. The residual core business is also expected be able to achieve profitability in the near term. Furthermore, with greater focused resources the Company expects to be in a better position to further develop its pipeline of oral and inhalation products.
Ultimately, it is the Company's strategy to add a niche sales and marketing capability in one or more markets that would improve profit growth and give it greater control over revenue generation. This section contains information on the Injectables business that is being divested, including clinical and market potential data on DepoBupivacaine™, SkyePharma's novel sustained-release injectable formulation of the local anaesthetic bupivacaine for control of post-operative pain. DepoBupivacaine™ has completed Phase II trials and is expected to commence its Phase III trial programme later this year. Frank is also reviewing the portfolio of sustained-release injectable formulations of protein and peptide drugs.

Dr Werner Enz, SkyePharma's Vice-President - Commercial, is reviewing
SkyePharma's currently marketed products. These include Paxil CR™, SkyePharma's improved formulation of GlaxoSmithKline's antidepressant Paxil® (paroxetine);
Xatral® OD (Uroxatral® in the USA), a once-daily version of Sanofi-Aventis's
Xatral® (alfuzosin), a treatment for the urinary symptoms of benign prostatic hypertrophy; and Solaraze®, SkyePharma's topical gel treatment for actinic keratosis, now marketed in the US by the Doak Dermatologics unit of Bradley
Pharmaceuticals and in Europe and certain other territories by Shire
Pharmaceuticals. Dr Enz is accompanied by Patrick Fourteau, Chief Executive of
Sciele Pharma, Inc, (the new name for First Horizon Pharmaceutical Corporation), who is presenting information on Triglide™, SkyePharma's novel formulation of fenofibrate for the treatment of lipid disorders, which is marketed in the US by
Sciele. Mr Fourteau is also presenting on the controlled release formulation that SkyePharma is developing for Sciele of its lead product Sular®
(nisoldipine), which is expected to reach the market in 2008.

Dr Francesco Patalano, Managing Director of SkyePharma AG, is reviewing
SkyePharma's near-term and pre-approval pipeline. This includes Pulmicort®
HFA-MDI, a non-CFC aerosol inhaler containing the inhaled steroid budesonide for asthma, developed for AstraZeneca and approved in its first market in Europe earlier this year; Requip Once-a-day, a new controlled release oral formulation of Requip®, GlaxoSmithKline's treatment for Parkinson's disease, filed at the end of 2005; a new controlled release formulation of Zyflo® (zileuton),
Critical Therapeutics' oral treatment for severe asthma, due to be filed shortly; and Nitec's Lodotra™, a novel approach to the treatment of rheumatoid arthritis that uses SkyePharma's GeoClock™ technology to deliver the active ingredient at the most appropriate time of day. This product, previously undisclosed, has recently completed Phase III and is expected to be filed later this year.

Dr Geraldine Venthoye, the head of SkyePharma's Inhalation Business Unit, is reviewing Foradil® Certihaler™, a new version of Novartis bronchodilator
Foradil® based on SkyePharma's novel multi-dose dry-powder inhaler, the
SkyeHaler™. Foradil® Certihaler™ has now been approved in more than 20 countries and has an "approvable" letter from the FDA. The product was launched in Germany and Switzerland in September 2005 but a recall from these markets was initiated in January 2006 because of concerns that accidental mishandling of the device had resulted in inaccurate dosing in a small number of cases. SkyePharma is collaborating with Novartis and the relevant health authorities to investigate the reasons and the actions necessary before the product can be returned to the market. In the US, the FDA issued an "approvable" letter for
Foradil® Certihaler™ in April 2006 but the FDA is requiring device modification as a prerequisite for approval.

Dr Ken Cunningham, Chief Operating Officer, is reviewing Flutiform™, a fixed-dose combination of the long-acting bronchodilator formoterol and the inhaled steroid fluticasone in a metered-dose aerosol inhaler (MDI) using a hydrofluoroalkane (HFA) propellant. This is expected to be the third entrant to the fast-growing US market for combination treatments for asthma and COPD. The
Phase III trial of Flutiform™, started in February 2006, is on track for the target of filing in the second half of 2007 and US market entry in early 2009.
Dr Cunningham's review includes a video interview with Professor Peter Barnes, one of the leading authorities in the field of respiratory disease, and a contribution from Adrian Adams, the President and Chief Executive of Kos
Pharmaceuticals, recently appointed as SkyePharma's US licensee and development partner for Flutiform™.

Dr Guy Vergnault, head of SkyePharma's Oral Delivery Business Unit, and Dr
Venthoye are reviewing SkyePharma's oral and inhalation delivery technologies.
Dr Vergnault is focussing on the GeoClock™ and solubilisation technologies and
Dr Venthoye on SkyePharma's family of inhalation devices and associated formulation technologies.

Dr Cunningham is reviewing the early-stage pipeline. This includes two previously undisclosed oral products: SKLP-132, a fixed-dose combination of an opioid analgesic and a non-steroidal anti-inflammatory for moderate to severe pain; and SKP-1041, a non-benzodiazepine hypnotic in a novel delivery formulation for the maintenance of sleep. Both of these products address substantial market opportunities.

For further information please contact:

SkyePharma PLC                                              +44 207 491 1777
Frank Condella, Chief Executive Officer
Peter Laing, Director of Corporate Communications           +44 207 491 5124
Sandra Haughton, US Investor Relations                       +1 212 753 5780

Buchanan Communications                                     +44 207 466 5000
Tim Anderson / Mark Court / Rebecca Skye Dietrich

About SkyePharma

SkyePharma PLC develops pharmaceutical products benefiting from world-leading drug delivery technologies that provide easier-to-use and more effective drug formulations. There are now twelve approved products incorporating SkyePharma's technologies in the areas of oral, injectable, inhaled and topical delivery, supported by advanced solubilisation capabilities. For more information, visit
www.skyepharma.com.

Certain statements in this news release are forward-looking statements and are made in reliance on the safe harbour provisions of the U.S. Private Securities
Litigation Act of 1995. Although SkyePharma believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will materialize. Because the expectations are subject to risks and uncertainties, actual results may vary significantly from those expressed or implied by the forward-looking statements based upon a number of factors, which are described in SkyePharma's 20-F and other documents on file with the SEC. Factors that could cause differences between actual results and those implied by the forward-looking statements contained in this news release include, without limitation, risks related to the development of new products, risks related to obtaining and maintaining regulatory approval for existing, new or expanded indications of existing and new products, risks related to
SkyePharma's ability to manufacture products on a large scale or at all, risks related to SkyePharma's and its marketing partners' ability to market products on a large scale to maintain or expand market share in the face of changes in customer requirements, competition and technological change, risks related to regulatory compliance, the risk of product liability claims, risks related to the ownership and use of intellectual property, and risks related to
SkyePharma's ability to manage growth. SkyePharma undertakes no obligation to revise or update any such forward-looking statement to reflect events or circumstances after the date of this release.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                  SkyePharma PLC

                                                                      By: /s/ Douglas Parkhill

                                                                       Name: Douglas Parkhill
                                                                          Title: Company Secretary

Date:   June 21, 2006